Filed by Tularik Inc.

Pursuant to Rule 425

Under the Securities Act of 1933, as amended

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934, as amended

Subject Company: Tularik Inc.

Commission File No.: 000-28397

The following is a transcript of a conference call held by Tularik Inc. on April 22, 2004:

[Traci]

Thank you, Operator. Good afternoon and thank you for joining us to discuss Tularik’s 2004 first quarter results.

Joining me today from management are: Dave Goeddel, Founder and Chief Executive Officer, Bill Rieflin, interim Chief Financial Officer, Executive Vice President, Administration, Andrew Perlman, Executive Vice President and Michael Levy, Vice President of Development and Chief Medical Officer.

Before we get started, let me remind you that some of the statements made today will be forward-looking and that our actual results may differ materially from those suggested. Please refer to our most recent SEC filings for factors that could cause these differences. The information in this conference call related to projections or other forward-looking statements may be relied upon, subject to the previous safe harbor statement, as of the date of this call and we undertake no duty to update this information.

Now I’d like to turn the call over to Dave.

[Dave]

Thanks Traci.

Q1 was a transforming quarter for Tularik: On March 29th, 2004, Amgen and Tularik jointly announced a definitive merger agreement whereby Tularik will become a wholly-owned subsidiary of Amgen in a stock-for-stock transaction. Under the terms of the agreement, Amgen, in a tax-free transaction, will exchange Tularik common stock for Amgen common stock in a ratio that fixes Tularik’s value at $25 per share based on the average Amgen stock price during a set number of trading days prior to the close of the transaction. With 66.7 million Tularik shares outstanding this places a value of almost $1.7 billion dollars on our Company.

The Hart Scott Rodino filing was made on April 14 and the S-4 will be filed imminently. A special meeting of shareholders to consider and vote on the merger will be scheduled once the SEC completes its review of the S-4 filing.

The merger is on track and, as announced in the March 29 press release, Amgen expects it to close in the second half of 2004.

Let me now turn to clinical progress during the quarter.

I’ll start with our oncology programs. T67 is being studied for the first-line treatment of hepatocellular carcinoma. We are continuing to enroll patients in the pivotal trial. This quarter we expect an independent Data Monitoring Committee to provide Tularik with a recommendation based on an interim analysis of data collected on the first 100 patients enrolled in the study. Our goal is to enroll 500 patients in this study by year-end.

T607, an analog of T67, is being studied for the treatment of esophageal cancer and gastric cancer. We have completed enrollment of patients and are evaluating data in a Phase 2 study in esophageal cancer and are evaluating the durability of Phase 2 responses in the gastric cancer trial.

Turning to the immune disorders area, T487 is progressing well. We began a Phase 2a proof-of-concept study in psoriasis in December, and expect to begin Phase 2a study in rheumatoid arthritis patients this quarter. In both studies, biopsies will be performed in order to determine if our drug blocks infiltration of immune cells into inflamed tissue. Also in both studies, we will assess the clinical response to treatment as well as pharmacokinetics and safety. We expect to have data from the psoriasis trial in the third quarter and from the rheumatoid arthritis trial at year-end.

We have two clinical stage drug candidates in the metabolic disease area: T131, for type 2 diabetes, and T71 for obesity. Last December, we initiated a Phase 2 efficacy and safety study with T131, a novel insulin sensitizer that acts on a cellular target known as PPARgamma. The endpoints of the study include fasting blood glucose, insulin, HbA1c and lipid levels. Based on pre-clinical and Phase 1 studies, we are hopeful that T131 will have a better side effect profile than Actos and Avandia. We expect to have data from this study at about mid-year.

In February we initiated Phase 1 clinical testing of T71, an oral drug candidate for the treatment of obesity. T71 acts on a target in the central nervous system and is expected to help obese patients lose weight by reducing food consumption and increasing metabolic rate. In preclinical studies, treatment with T71 results in weight loss and an increase in metabolic rate. We also observed decreases in insulin levels, triglycerides and fatty acids, which are predictors of the obesity-related co-morbidities. The single ascending dose Phase 1 study, designed to evaluate the safety and pharmacokinetics as well as the effect of T71 on appetite, satiety and other markers of activity, is complete. We expect to begin the multiple ascending dose Phase 1 study with T71 in August and complete the study by the fourth quarter of this year.

Turning to business development, we were also pleased to announce in the quarter that Sankyo Company expanded their collaboration with Tularik to jointly discover and develop human therapeutics that act on G-protein coupled receptors (or GPCRs). Sankyo expanded the existing collaboration by selecting up to four GPCR targets for further research for one year, resulting in additional financial support to Tularik.

To recap, all of our clinical programs progressed as planned with the exception of the Phase 2 study in rheumatoid arthritis with T487, which will start shortly. T67 will continue to enroll patients in the pivotal trial while the DMC conducts their interim analysis. We expect to share with you the results of the interim analysis in June. About mid-year, we expect to share results of the T607 Phase 2 trials in gastric and esophageal cancers, as well as Phase 2 data with T131 in diabetes.

In the third and fourth quarters, we expect to file two new INDs in major therapeutic areas and share data from our Phase 2 studies in psoriasis and rheumatoid arthritis. We also plan to continue enrollment of T67, with a goal of enrolling 500 patients in our Phase 3 trial by year-end.

Now, I’d like to turn the call over to Bill Rieflin to review the financials.

[Bill]

Thanks Dave. I’d like to review the quarter and then we will take questions.

In the first quarter of 2004, revenues from collaborative research and development were $10.9 million, compared to 2003 first quarter collaborative research and development revenues of $5.1 million. As anticipated, quarterly revenue increased as a result of our five-year oncology collaboration with Amgen that was announced last year and our expanded collaboration with Sankyo in the area of GPCRs. Additionally, we recorded $2.9 million in revenue related to the termination in May 2004 of the research portion of our metabolic disease collaboration with the pharmaceutical division of Japan Tobacco.

Total research and development expenses for the first quarter of 2004 increased to $31.6 million, from $28.3 million for the same period in 2003, primarily due to increased costs associated with research and development headcount and overhead, and the progression of clinical programs.

G&A expenses for the first quarter of 2004 increased to $3.2 million as compared to $3.0 million for the same period last year due to increased legal costs associated with the proposed combination with Amgen.

We ended the quarter with approximately $178.2 million in cash and marketable securities, and that includes $10.1 million in cash and marketable securities at Cumbre.

At this point, we’d be happy to take your questions.

[Dave]

I guess there are no questions. Thank you for joining us today. We will keep you apprised of developments related to the merger with Amgen as they become available. Thanks again.

Forward-Looking Statements

This communication contains “forward-looking” statements. For this purpose, any statements contained in this communication that are not statements of historical fact may be deemed to be forward-looking statements. Words such as “believes,” “anticipates,” “plans,” “expects,” “will,” “intends” and similar expressions are intended to identify forward-looking statements. There are a number of important factors that could cause the results of Tularik to differ materially from those indicated by these forward-looking statements, including, among others, risks detailed from time to time in Tularik’s SEC reports, including the report on Form 10-K for the year ended December 31, 2003. Additional risks and uncertainties include the possibility that the merger may not be consummated or that

Amgen and Tularik may be required to modify aspects of the transaction to achieve regulatory approval; that the businesses of Amgen or Tularik may suffer due to uncertainty created by the merger and that Amgen and Tularik may be unable to successfully execute their integration strategies. Tularik does not undertake any obligation to update forward-looking statements.

Additional Information about the Merger and Where to Find It

In connection with Amgen’s proposed acquisition of Tularik (“Acquisition”), Tularik intends to file a proxy statement and other relevant materials and Amgen intends to file a registration statement/prospectus and other relevant materials, with the Securities and Exchange Commission (SEC). INVESTORS AND SECURITY HOLDERS OF AMGEN AND TULARIK ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND THE OTHER RELEVANT MATERIALS WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT AMGEN, TULARIK AND THE ACQUISITION. The proxy statement/prospectus and other relevant materials (when they become available), and any other documents filed by Amgen or Tularik with the SEC, may be obtained free of charge at the SEC’s Web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by Amgen by directing a written request to: Amgen Inc., One Amgen Center Drive, Thousand Oaks, CA 91320-1799, Attn: Investor Relations. Investors and security holders may obtain free copies of the documents filed with the SEC by Tularik by contacting Tularik Inc., Attn: Investor Relations at 1120 Veterans Blvd., South San Francisco, CA 94080. Investors and security holders are urged to read the proxy statement/prospectus and the other relevant materials when they become available before making any voting or investment decision with respect to the Acquisition.

Amgen, Tularik and their respective executive officers and directors may be deemed to be participants in the solicitation of proxies from the stockholders of Tularik in favor of the Acquisition. Information about those executive officers and directors of Amgen and their ownership of Amgen common stock is set forth in the Amgen Form 10-K for the year ended December 31, 2003, which was filed with the SEC on March 11, 2004. Information about the executive officers and directors of Tularik and their ownership of Tularik common stock is set forth in the proxy statement for Tularik’s 2004 Annual Meeting of Stockholders, which was filed with the SEC on March 17, 2004. Investors and security holders may obtain more detailed information regarding the direct and indirect interests of Amgen, Tularik and their respective executive officers and directors in the Acquisition by reading the proxy statement/prospectus regarding the Acquisition when it becomes available.

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